SCITEX CORPORATION LTD.

Distribution of $2.36 per Ordinary Share to Shareholders of Record as of June 30, 2004

REFUND CALCULATION FORM
(TO BE USED INTERNALLY SOLELY BY DTC PARTICIPANTS)

This form is furnished to DTC Participants to be used internally for convenience purposes in connection with the cash distribution by Scitex (CUSIP: 809090103). Below are the steps that a DTC Participant should follow in connection with the cash distribution described in the accompanying Scitex Statement, dated June 30, 2004:

STEP I: CONFIRM that you have received the “Letter to our Clients” together with the Declaration Form (Declaration of Status for Israeli Income Tax Purposes) and SEND them to all of your clients (the “Clients”) who held Ordinary Shares of Scitex Corporation Ltd. (the “Shares”) as of 5:00 p.m., New York time, on Wednesday, June 30, 2004 (the “Record Date”).

STEP II: CONFIRM that the Clients received the “Letter to our Clients” together with the Declaration Form and that they are aware that, if they are eligible for an exemption from, or a favorable rate of, Israeli withholding tax, they must complete the Declaration Form and submit it to you as promptly as possible in order to allow you ample time to request such exemption on their behalf by no later than 5:00 p.m., New York time, on August 10, 2004 (the “Submission Date”). If your client is an Eligible Israeli Broker (as such term is defined in the Declaration Form), it may simply complete the Declaration Form and is NOT required to send the Declaration Form to its clients.

STEP III: Prior to the Submission Date, COLLECT all the Declaration Forms received by you from the Clients. REVIEW these forms and, based thereon, CALCULATE the number of Shares for which you are eligible to make an election, through the EDS system of DTC, for the total refund, in the following categories:

•	_______________Shares were held by Clients who certified that they are Israeli Corporations (as such term is defined in the Declaration Form) and/or that they are Eligible Israeli Brokers (as such term is defined in the Declaration Form)

•	______________Shares were held by Clients who certified that they are U.S. Shareholders (as such term is defined in the Declaration Form)

STEP IV: Based on the foregoing, MAKE THE EDS ELECTION based on the categories of Shares you calculated in Step III above

STEP V: You may CALCULATE the TOTAL AMOUNT OF REFUND that you elected to receive:

•••TOTAL REFUND = (I x $0.59) + (A x $0.295)

Where I = the number of Shares owned by Clients who certified that they are Israeli Corporations and/or Eligible Israeli Brokers
A = the number of Shares owned by Clients who certified that they are U.S. Shareholders

STEP VI: Once you receive the refund, DISTRIBUTE the refund to your eligible clients based on your records and internal policies.

Participants are reminded that the Israeli tax authorities may have the right to audit the Declaration Forms, and if participants refuse, Israeli withholding tax may be imposed. Participants who fail to meet the Submission Date, make timely elections during the EDS Election Window or make incorrect elections will be responsible for claiming or refunding any withholding tax directly from the Israeli Tax Authority. Participants may also be liable for any exchange fluctuation impacting the amount of their refund or claim.

SEE THE LETTER TO BROKERS FOR INSTRUCTIONS OR CONTACT MACKENZIE PARTNERS, INC., THE
INFORMATION AGENT, TOLL FREE AT 1-800-322-2885, OR CALL 1-212-929-5500.